Daleco Resources Corporation

17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

January 23, 2012

Mr. James Giugliano

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4628

Washington, D.C. 20549-4628

Re:      Daleco Resources Corporation

      File No. 000-12214

      Form 10-K for Fiscal Year Ended September 30, 2010

Filed January 13, 2011

Dear Mr. Giugliano:

The following items are in response to the comments contained in the letter dated May 24, 2011:

6.	We note from your response to our prior comment 11 that you last tested your mineral properties for impairment on September 30, 2010. Please provide to us the following, separately for each mineral property you evaluated for impairment:

•	Show us the total future net cash flows for each property compared to the book value of each property at your impairment testing date;
•	Tell us the specific assumptions and inputs used for each property (e.g. prices, production rates, costs, growth rates applied to each, etc.);
•	Identify the source of, or basis used for, each significant assumption or input;
•	Explain why you believe these estimates or assumptions are appropriate for your forecasts; and
•	Reconcile the total book value of all the properties you tested to your financial statements and related notes. Please provide us with a detailed explanation of any capitalized costs for which you did not perform an impairment test.

Answer: Such information is not attached to this Edgar filing but will be provided by separate cover consistent with the Registrant’s request for confidential treatment. Please return the information when you have completed your review.

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Pursuant to the Commission’s Rule 83 (17 CFR 200.83), the Registrant requests confidential treatment of such information.

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard W. Blackstone
Richard W. Blackstone, Vice President and
Chief Accounting Officer

cc:	Gary J. Novinskie, Interim Chief Executive Officer, President and
Chief Financial Officer
Lee Waddle, Vasquez & Company LLP
C. Warren Trainor, Ehmann, Van Denbergh & Trainor, P.C.

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